William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

November 5, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010 and Amendment No. 3 filed on August 31, 2010 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated September 27, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Reynolds as well as to each of Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

General

1.	Comment: We understand that you have submitted an amended confidential treatment request application for portions of certain of the exhibits to your registration statement. You will receive any comments we issue regarding your application under separate cover.

Response: The Company acknowledges the Staff’s comment. The Company has further amended its confidential treatment request application to request confidential treatment of certain portions of Exhibits 10.15 and 10.16, as set forth below in response to Comment 11.

2.	Comment: We note your revised disclosure and response to comment three of our letter dated March 25, 2010. Please revise the first risk factor on page 11 to quantify the “estimated timeframes” and cross reference to the more detailed discussion of the milestones. We also note the statement on page 56 that you have “commenced discussions with several potential providers.” Please confirm that you will file the agreements with certified clinical laboratories, as they would appear to be material.

Response: The Company has revised the disclosure on page 11 of the Registration Statement to include the estimated timeframes for the anticipated commercialization of its galectin-3 test and the anticipated completion of its AMIPredict studies and added cross references to the more detailed discussion of these milestones and the contingencies impacting their achievements, which appear on pages 60-61 and 65 of the Registration Statement. The Company confirms that it will file any agreements the Company enters into with certified clinical laboratories in the future as required by Item 601(b)(10) of Regulation S-K.

3.	Comment: We note your response to prior comment four and we partially reissue the comment. Please revise page 75 to identify the principal methods of competition. Also please explain why you believe you have a competitive advantage in providing tests “through established manufacturers,” and clarify why your effort to commercialize your research on biomarkers is different from “the prevailing paradigm of attempting to find or establish a market after making an academic discovery.”

Response: The Company has revised the disclosure on pages 3, 57 and 75 of the Registration Statement to identify the principal methods of competition and to explain how it involves payors, leading scientists and other stakeholders in its discovery and development programs, which is an approach that the Company believes differentiates it from its competitors.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

Risk Factors, page 9

4.	Comment: We note the added risk factor on page 13, “We rely on third-party suppliers.” Please revise to identify the “certain of our products,” “certain suppliers,” and “certain of our third-parties.”

Response: The Company has revised the disclosure on page 14 of the Registration Statement to specify the products, vendors and third-party suppliers to which the supply risk refers.

Management’s Discussion and Analysis, page 37

5.	Comment: We note your updated and revised disclosure on pages 47-50. Please revise to provide further quantitative and qualitative disclosure of your ability to fund your operations, especially given what appears to be the known uncertainty of commercially launching the galectin-3 test in the U.S. For example, it is unclear to what extent you are able to fund operations from “the sale of marketable securities,” and it is unclear what impact would result from a failure to commercially launch the galectin-3 test in the timeframe you anticipate, which appears to be three months. See Item 303(a)(1) of Regulation S-K.

Response: The Company has revised the disclosure on page 49 of the Registration Statement to provide quantitative and qualitative disclosure of its ability to fund its operations in light of the anticipated timing of the commercial launch of its galectin-3 test in the United States.

Management, page 82

6.	Comment: We note the statement on page 83 that Mr. Adourian “served in various other scientific capacities.” Please revise to identify his principal occupations and employment during the past five years.

Response: The Company has revised the disclosure on page 83 of the Registration Statement to identify Dr. Adourian’s principal occupations and employment with the Company during the past five years.

7.	Comment: With respect to the statement on page 97 that you “did not have any other executive officers during fiscal 2009” other than the four identified, please advise on what basis you determined that none of the key employees identified on page 82 is an executive officer.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

Response: The Company has considered the Staff’s comment, reviewed the employment roles and responsibilities of the key employees identified on page 82 of the Registrant Statement and concluded that each previously-identified key employee could be considered an executive officer of the Company. Therefore, in accordance with Items 401, 402 and 403 of Regulation S-K, the Company has revised the disclosure on pages 82 and 110-112 of the Registration Statement to clarify that the Company has six executive officers. The Company has filed the management contracts for the additional executive officers, to the extent such contracts exist, as Exhibits 10.20, 10.23 and 10.24 of the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. In addition, the Company has revised the disclosure throughout the Compensation section of the Registration Statement to include Dr. Adourian, who qualifies as the Company’s fifth named executive officer for 2009.

Unaudited Interim Consolidated Financial Statements, page F-1

8.	Comment: Please present an unaudited Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the period from the latest fiscal year-end of December 31, 2009 to the interim balance sheet date of June 30, 2010.

Response: The Company has included in the financial statements an unaudited Statement of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the period of December 31, 2009 to September 30, 2010, given that the Company has replaced its second quarter financial statements with its third quarter financial statements.

Notes to Unaudited Consolidated Financial Statements. page F-29

9.	Comment: Please disclose subsequent events, if any, in a footnote and disclose the date through which you have evaluated subsequent events. State whether such date is either the date the financial statements were issued or the date the financial statements were available to be issued. Refer to FASB ASC 855-10-50-1.

Response: The Company has updated the financial statements to include a subsequent event footnote that discloses subsequent events that have occurred since September 30, 2010 and through November 5, 2010. The Company confirms that the date through which it has evaluated subsequent events is the date the financial statements were issued.

Item 15. Recent Sales of Unregistered Securities

10.	Comment: We note the Form D filed April 14, 2010 identifies 14 purchasers. Page II-2 of the registration statement, however, identifies seven. Please tell us the number and names of the purchasers and revise as appropriate.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

Response: The Company advises the Staff that the difference between the number of purchasers reported in the Form D and the disclosure in the Registration Statement resulted from eight affiliates of Flagship Ventures, which invested in the bridge financing, and the fact that these affiliates were referred to simply as “Flagship Ventures” in the Registration Statement. The 14 entities that participated in the Company’s bridge financing consisted of the following:

AGTC Advisors Fund, L.P. (affiliated with Flagship Ventures)

Applied Genomic Technology Capital Fund, L. P. (affiliated with Flagship Ventures)

NewcoGen—Élan LLC (affiliated with Flagship Ventures)

NewcoGen—Long Reign Holding LLC (affiliated with Flagship Ventures)

NewcoGen—PE LLC (affiliated with Flagship Ventures)

NewcoGen Equity Investors LLC (affiliated with Flagship Ventures)

NewcoGen Group LLC (affiliated with Flagship Ventures)

ST NewcoGen LLC (affiliated with Flagship Ventures)

(= total of 8 affiliates of Flagship Ventures)

General Electric Pension Trust

Gilde Europe Food & Agribusiness Fund, B.V.

Humana Inc.

Legg Mason Special Investment Trust, Inc.

SMALLCAP World Fund, Inc. (nominee name: Clipperbay & Co. HG 22)

Stelios Papadopoulos (= total of 6 other investors)

The Company further advises the Staff that the disclosure on pages 109, 113 and II-3 of the Registration Statement that identifies the purchasers in the bridge financing aggregates all purchases of bridge notes by purchasers affiliated with Flagship Ventures. Accordingly, the Company has revised the disclosure on page II-3 of the Registration Statement to identify the eight affiliates of Flagship Ventures that invested in the Company’s bridge financing and the disclosure on pages 109, 113 and II-3 of the Registration Statement to clarify that there were eight entities affiliated with Flagship Ventures that invested in the Company’s bridge financing.

Item 16, Exhibits and Financial Statement Schedules

11.	Comment: Please file your collaboration agreements with Alere and bioMérieux.

Response: In response to the Staff’s comment, the Company has filed its license and distribution agreements with Inverness Medical Innovations, Inc. (predecessor to Alere Inc.) and bioMérieux SA as Exhibits 10.15 and 10.16, respectively, to the Registration Statement. Please note that the Company has amended its confidential treatment request to request confidential treatment of certain portions of these Exhibits.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

12.	Comment: Advise us why you have not filed the bridge note financing.

Response: The Company advises the Staff that the securities purchase agreement, form of note and form of warrant, which comprise the documents for the Company’s bridge note financing, were filed as Exhibits 4.9, 4.10 and 4.8, respectively, with Amendment No. 3 to the Registration Statement.

*****

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY BG MEDICINE, INC.;

REQUEST NO. 2010.11.05.6.1

The Company supplementally advises the Staff on a confidential basis that, after consultation with the underwriters, it currently anticipates that in a subsequent pre-effective amendment to the Registration Statement it will disclose an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”), after giving effect to an anticipated reverse stock split of 1-for-1.6667, and an offer of [***] shares of its common stock plus an over-allotment option of [***] shares (collectively, the “Other Offering Metrics”). The Anticipated Price Range and the Other Offering Metrics are based on existing conditions in the public capital markets for life sciences companies, the Company’s financial position and prospects (assuming the completion of the offering), the market valuations of comparable publicly traded companies and discussions with the underwriters regarding potential valuations for the Company. Importantly, as stated above, the Anticipated Price Range and the Other Offering Metrics assume that the Company will have received regulatory clearance from the FDA for the Company’s lead product candidate, the BGM Galectin-3 test for heart failure, which is not assured. When FDA clearance is obtained, the Company will revise the Registration Statement through a pre-effective amendment to reflect this development, include the price range and other details of the offering and commence the road show. Until that time, the Anticipated Price Range and the Other Offering Metrics remain subject to adjustment based on factors outside the Company’s control, such as changes in market conditions, the Company’s business and prospects and the valuation of comparable publicly traded companies.

The Company further advises the Staff that, assuming no change in the Anticipated Price Range or the Other Offering Metrics, the current blanks in the stock-based compensation disclosure on page 43 of the Registration Statement will be completed as follows in the pre-effective amendment to the Registration Statement that includes the price range (after giving effect to the 1-for-1.6667 reverse split, including adjusting the exercise price of the most recent stock option grant of $6.40 on January 23, 2010 to $10.67):

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY BG MEDICINE, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 5, 2010

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY BG MEDICINE, INC.;

REQUEST NO. 2010.11.05.7.1

“The difference in the fair value of our common stock of $10.67 per share as of January 23, 2010 (the most recent date on which we granted stock options) and the assumed initial public offering price of $[***] per share, the mid-point of the price range on the cover page of this prospectus, or $[***], is attributable primarily to an increase in the enterprise value of the Company resulting from our receipt of regulatory clearance from the FDA in November 2010 for our first product, the BGM Galectin-3 test for heart failure. FDA clearance of our first product is a critical valuation inflection point for the Company that will enable us to commence the launch and marketing of our BGM Galectin-3 test for heart failure and generate product revenue for the first time since our inception. In addition, the net proceeds from this offering will substantially strengthen our balance sheet and bolster our cash resources, which we believe will contribute to an increase in the value of our common stock. Furthermore, we believe that it is reasonable to expect that the completion of this offering will add value to the shares because those shares will then have increased liquidity and marketability.”

*****

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission
Damon Colbert
Steve Lo
James Lopez
John Reynolds
David Walz

BG Medicine, Inc.
Pieter Muntendam, M.D.
Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Samuels
Linda Rockett
Garrett Winslow

Dewey & LeBoeuf LLP
Donald Murray
Angela Lin

Deloitte & Touche LLP
Joseph Apke